UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Guided Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

40171F501
(CUSIP Number)

October 11, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40171F501	13G	Page 1 of 8 Pages

1.	NAME OF REPORTING PERSONS Auctus Fund, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,755,098
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,755,098
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,755,098
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Note 1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This amount comprises beneficial ownership of 4,755,098 shares of Common Stock which consists of (i) 4,357,768 shares of Common Stock and (ii) 397,330 shares issuable upon exercise of warrants held by Auctus Fund, LLC. (the "Warrants"). All such shares of Common Stock in the aggregate represent beneficial ownership of approximately 9.9% of the Common Stock based on (i) 36,664,707 shares of Common Stock outstanding as of August 15, 2022 represented in the 10-Q filed with the Securities and Exchange Commission ("SEC") on August 15, 2022, plus (ii) 6,636,540 shares of Common Stock as represented in the 8-K filed with the SEC on September 1, 2022, plus (iii) 397,330 shares of Common Stock issuable upon the exercise of the Warrants plus, and (iv) 3,900,000 shares issued to Auctus Fund LLC (the "Fund") on October 11, 2022 as part of an agreement to exchange certain securities between the Issuer and the Fund (the "Exchange Agreement") as referenced in the 8-K filed with the SEC on September 15, 2022.

CUSIP No. 40171F501	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS Auctus Fund Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,755,098
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,755,098
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,755,098
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Note 2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO, HC

(2)	See Note (1) Above

CUSIP No. 40171F501	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSONS Alfred Sollami
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,755,098
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,755,098
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,755,098
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Note 3)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(3) See Note (1) Above

CUSIP No. 40171F501	13G	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSONS Louis Posner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,755,098
	7.	SOLE DISPOSITIVE POWER 4,755,098
	8.	SHARED DISPOSITIVE POWER 4,755,098
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,755,098
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Note 4)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(4) See Note (1) Above

CUSIP No. 40171F501	13G	Page 5 of 8 Pages

Item 1(a).	Name of Issuer:

Guided Therapeutics, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5835 Peachtree Corners East, Suite B

Peachtree Corners, Georgia 30092

Item 2(a).	Name of Persons Filing:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons", with respect to the shares of Common Stock of the Company:

(i)	Auctus Fund, LLC

(ii)	Auctus Fund Management LLC

(iii)	Alfred Sollami

(iv)	Louis Posner

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)	Auctus Fund, LLC

535 Boylston Street, 3rd Floor, Suite 301

Boston, MA 02110

(ii)	Auctus Fund Management LLC

535 Boylston Street, 3rd Floor, Suite 301

Boston, MA 02116

(iii)	Alfred Sollami

535 Boylston Street, 3rd Floor, Suite 301

Boston, MA 02116

(iv)	Louis Posner

535 Boylston Street, 3rd Floor, Suite 301

Boston, MA 02116

Item 2(c).	Citizenship:

(i)	Auctus Fund, LLC – DE

(ii)	Auctus Fund Management LLC – DE

(iii)	Alfred Sollami – USA

(iv)	Louis Posner – USA

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

40171F501

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

(i)	Auctus Fund, LLC

(a)	Amount beneficially owned: 4,755,098 (See Note 5)

(b)	Percent of class: 9.9% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,755,098 (See Note 5)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,755,098 (See Note 5)

(ii)	Auctus Fund Management, LLC

(a)	Amount beneficially owned: 4,755,098 (See Note 5)

(b)	Percent of class: 9.9% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,755,098 (See Note 5)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,755,098 (See Note 5)

(iii)	Alfred Sollami

(a)	Amount beneficially owned: 4,755,098 (See Note 5)

(b)	Percent of class: 9.9% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,755,098 (See Note 5)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,755,098 (See Note 5)

(iv)	Louis Posner

(a)	Amount beneficially owned: 4,755,098 (See Note 5)

(b)	Percent of class: 9.9% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,755,098 (See Note 5)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,755,098 (See Note 5)
CUSIP No. 40171F501	13G	Page 6 of 8 Pages

Note 5:

Auctus Fund Management, LLC is an Exempt Reporting Adviser with the SEC and the state of Massachusetts and serves as the investment manager and general partner to Auctus Fund, LLC. Mr. Alfred Sollami and Mr. Louis Posner, as Managing Members of Auctus Fund Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owners of all shares of Common Stock held by the Fund. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Fund expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that the Fund is the beneficial owner of any of the securities reported herein.

Note 6:

This amount comprises beneficial ownership of 4,755,098 shares of Common Stock which consists of (i) 4,357,768 shares of Common Stock and (ii) 397,330 shares issuable upon exercise of the warrants held by the Fund. All such shares of Common Stock in the aggregate represent beneficial ownership of approximately 9.9% of the Common Stock based on (i) 36,664,707 shares of Common Stock outstanding as of August 15, 2022 represented in the 10-Q filed with the SEC on August 15, 2022, plus (ii) 6,636,540 shares of Common Stock as represented in the 8-K filed with the SEC on September 1, 2022, plus (iii) 397,330 shares of Common Stock issuable upon the exercise of the Warrants, and plus (iv) 3,900,000 shares issued to the Fund on October 11, 2022 as part of the Exchange Agreement as referenced in the 8-K filed with the SEC on September 15, 2022. The foregoing excludes 7,402,670 shares of Common Stock issuable upon exercise of the Warrants because the Warrants contain a blocker provision under which the holder does not have the right to exercise the Warrants to the extent that together with the holder's affiliates and any other person or entity acting as a group together with the holder of any of the holder's affiliates, own more than 9.99% of the Common Stock. The foregoing also excludes 420,000 shares of Common Stock issuable upon the conversion of the Series E Preferred Stock and 800,000 shares of Common Stock issuable upon the conversion of Series F Preferred Stock because these securities contain a blocker provision. Without such blocker provisions, the Fund may have been deemed to have beneficial ownership of 13,377,768 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
See Note 5 above. The Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
See Note 5 above
Item 8.	Identification and Classification of Members of the Group:
Not Applicable
Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certifications:

Each of the Reporting Persons makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2022

Auctus Fund, LLC

By: Auctus Fund Management, LLC its General Partner

By: /s/ Alfred Sollami

Name: Alfred Sollami

Title: Managing Member

Auctus Fund Management LLC

By: /s/ Alfred Sollami

Name: Alfred Sollami

Title: Managing Member

Alfred Sollami

By: /s/ Alfred Sollami

Louis Posner

By: /s/ Louis Posner

CUSIP No. 40171F501	13G	Page 7 of 8 Pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Dated: October 21, 2022

Auctus Fund, LLC

By: Auctus Fund Management, LLC, its General Partner

By: /s/ Alfred Sollami

Name: Alfred Sollami

Title: Managing Member

Auctus Fund Management LLC

By: /s/ Alfred Sollami

Name: Alfred Sollami

Title: Managing Member

Alfred Sollami

By: /s/ Alfred Sollami

Louis Posner

By: /s/ Louis Posner

CUSIP No. 40171F501	13G	Page 8 of 8 Pages